 Exhibit 99.4
THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL (“LETTER OF TRANSMITTAL”) SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR DEPOSITING YOUR COMMON SHARES OF HUT 8 MINING CORP. IN CONNECTION WITH THE PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) INVOLVING, AMONG OTHERS, HUT 8 MINING CORP., SHAREHOLDERS OF HUT 8 MINING CORP., AND HUT 8 CORP. IN CONNECTION WITH THE BUSINESS COMBINATION BETWEEN HUT 8 MINING CORP. AND U.S. DATA MINING GROUP, INC., A NEVADA CORPORATION DOING BUSINESS AS “US BITCOIN CORP.”, PURSUANT TO A BUSINESS COMBINATION AGREEMENT DATED FEBRUARY 6, 2023.
THIS LETTER OF TRANSMITTAL IS FOR USE BY REGISTERED SHAREHOLDERS OF HUT 8 MINING CORP. ONLY. SHAREHOLDERS OF HUT 8 MINING CORP. WHOSE COMMON SHARES OF HUT 8 MINING CORP. ARE REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY, TRUSTEE, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY SHOULD CONTACT THAT INTERMEDIARY FOR ASSISTANCE IN DEPOSITING THOSE COMMON SHARES AND SHOULD FOLLOW THE INSTRUCTIONS OF SUCH INTERMEDIARY IN ORDER TO DEPOSIT THEIR COMMON SHARES.
LETTER OF TRANSMITTAL
FOR COMMON SHARES
OF
HUT 8 MINING CORP.
TO:	HUT 8 MINING CORP. (“Hut 8”)
AND TO:	HUT 8 CORP. (“New Hut”)
AND TO:	U.S. DATA MINING GROUP, a Nevada corporation doing business as “US BITCOIN CORP.” (“USBTC”)
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (“Computershare” or the “Depositary”) at its offices set out herein.
This Letter of Transmittal, properly completed and duly executed, together with all other required documents, is for use by registered holders (“Registered Hut 8 Shareholders”) of common shares of Hut 8 (the “Hut 8 Shares”) and must accompany certificate(s) or direct registration system (“DRS”) statement(s) representing the Hut 8 Shares deposited in connection with the plan of arrangement pursuant to section 288 of the Business Corporations Act (British Columbia) (“BCBCA”) (the “Plan of Arrangement”) involving, among others, Hut 8, holders of Hut 8 Shares (the “Hut 8 Shareholders”) and New Hut (the “Arrangement”), in accordance with the terms of the business combination agreement dated February 6, 2023 (as amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) among Hut 8 and USBTC in connection with the business combination of Hut 8 and USBTC. If the Arrangement is completed, Hut 8 Shareholders (other than Hut 8 Shareholders who exercised dissent rights (“Dissenting Shareholders”)) who have properly completed, duly executed and delivered this Letter of Transmittal and all other required documents to the Depositary will receive, in respect of each Hut 8 Share held, 0.2000 of a share of New Hut common stock (the “Consideration Shares”), and New Hut will acquire all of the issued and outstanding Hut 8 Shares (other than Hut 8 Shares held by a Dissenting Shareholder, which will be repurchased for cancellation by Hut 8), all as described in the management information circular of Hut 8 dated August 11, 2023 (as amended, supplemented or otherwise modified from time to time, the “Circular”). The Arrangement is being submitted for approval at the special meeting of the Hut 8 Shareholders scheduled to be held on September 12, 2023, or any adjournment or postponement thereof (the “Hut 8 Meeting”). Hut 8 Shareholders (other than Dissenting Shareholders) will receive the Consideration Shares that they are entitled to pursuant to the Arrangement, as well as any Dividends (as defined below).
Copies of the Circular, the Business Combination Agreement and the Plan of Arrangement may be accessed under Hut 8’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Capitalized terms used but not defined herein have the respective meanings set out in the Circular. You are encouraged to carefully review the Circular in its entirety.
In no event shall any Hut 8 Shareholder be entitled to a fractional Consideration Share. Where the aggregate number of Consideration Shares to be issued to a Hut 8 Shareholder as consideration under or as a result of the Arrangement would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares to be received by such Hut 8 Shareholder shall be rounded down to the nearest whole Consideration Share without any compensation therefor. Former Hut 8 Shareholders will also be entitled to receive, at the time of depositing the Hut 8 Shares, without interest, all dividends or other distributions made with a record date after the date on which the Arrangement filings are filed with the Registrar of Companies of the BCBCA (the “Effective Date”) in respect of the Consideration Shares to which such holder is entitled, less any applicable withholding taxes (collectively, “Dividends”).
The Effective Date is currently expected to occur in the third quarter of 2023, after all conditions to completion of the Arrangement have been satisfied or waived. COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS. NO DELIVERY OF THE CONSIDERATION SHARES WILL BE MADE PRIOR TO THE TIME ON THE EFFECTIVE DATE WHICH THE ARRANGEMENT FILINGS ARE FILED WITH THE REGISTRAR OF COMPANIES OF THE BCBCA (THE “ARRANGEMENT EFFECTIVE TIME”).

All deposits made under this Letter of Transmittal are irrevocable.
In order to receive the Consideration Shares that a Registered Hut 8 Shareholder is entitled to receive pursuant to the Arrangement, as well as any Dividends, Registered Hut 8 Shareholders are required to deposit the certificate(s) or DRS statement(s) representing their Hut 8 Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s) or DRS statement(s) representing their Hut 8 Shares deposited for receipt of the Consideration Shares that a Registered Hut 8 Shareholder is entitled to receive pursuant to the Arrangement, as well as any Dividends.
This Letter of Transmittal is for use by Registered Hut 8 Shareholders only and is not to be used by beneficial holders of Hut 8 Shares (the “Beneficial Hut 8 Shareholders”). A Beneficial Hut 8 Shareholder does not have Hut 8 Shares registered in its name; rather, such Hut 8 Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee, custodian, nominee or other intermediary (each, an “Intermediary”) through which it purchased the Hut 8 Shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depositary Trust Company) of which the Intermediary is a participant. If you are a Beneficial Hut 8 Shareholder, you should contact your Intermediary for instructions and assistance in receiving the Consideration Shares that you are entitled to receive pursuant to the Arrangement for such Hut 8 Shares, as well as any Dividends.
Whether or not the undersigned delivers the required documentation to the Depositary, as of the Arrangement Effective Time, the undersigned will cease to be a holder of Hut 8 Shares and, subject to the ultimate expiry deadline identified below, will only be entitled to receive the Consideration Shares to which the undersigned is entitled under the Arrangement, as well as any Dividends. REGISTERED HUT 8 SHAREHOLDERS WHO DO NOT DELIVER THE CERTIFICATE(S) OR DRS STATEMENT(S), AS APPLICABLE, REPRESENTING THEIR HUT 8 SHARES AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE 4:00 P.M. (TORONTO TIME) ON THE SECOND ANNIVERSARY OF THE EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION FOR THEIR HUT 8 SHARES AND ANY CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST NEW HUT, HUT 8, USBTC, THE DEPOSITARY OR ANY OTHER PERSON, INCLUDING WITH RESPECT TO ANY DIVIDENDS.
Delivery of this Letter of Transmittal to an address other than as set forth on the last page of this Letter of Transmittal will not constitute a valid delivery. If Hut 8 Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Hut 8 Shareholder. See Instruction 2.
The undersigned hereby irrevocably delivers and deposits with the Depositary the enclosed certificate(s) or DRS statement(s), as applicable, representing Hut 8 Shares (the “Deposited Shares”). The following are the details of the enclosed certificate(s) or DRS statement(s), as applicable, representing Hut 8 Shares:

Certificate Number(s) or DRS Account Number	Name(s) and Address(es) of Registered Hut 8 Shareholders (Please fill in name exactly as it appears on the certificate(s) or DRS statement(s))	Number of Hut 8 Shares Deposited

Total:
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form. See Instruction 5).
It is understood that, upon receipt of this duly completed and signed Letter of Transmittal and of the certificate(s) or DRS statement(s) representing the Deposited Shares together with all other required documents and following the Arrangement Effective Time of the Arrangement, the Depositary will deliver to the undersigned the DRS statement(s) representing the Consideration Shares and a cheque representing any Dividends that the undersigned is entitled to receive under the Arrangement, or hold such DRS statement(s) representing the Consideration Shares and cheque(s) representing any Dividends for pick-up, in accordance with the instructions provided in Box A and Box B below, as applicable, and the certificate(s) or DRS statement(s) representing the Deposited Shares will forthwith be cancelled.
The undersigned represents and warrants in favour of Hut 8 and New Hut that: (i) the undersigned is the registered and legal owner of the Deposited Shares, has good right and title to the rights represented by the Deposited Shares and that such Deposited Shares represent all of the Hut 8 Shares owned, directly or indirectly, by the undersigned; (ii) such Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the Consideration Shares and any cheque(s) representing any Dividends are delivered, none of the Depositary, New Hut, Hut 8, USBTC or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the undersigned is not a Dissenting Shareholder and has not filed a notice exercising Dissent Rights; (vi) the transfer of the Deposited Shares complies with all applicable laws; (vii) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (viii) the delivery to the undersigned of the applicable number of Consideration Shares and any cheque(s) representing any Dividends does not violate any laws applicable to the undersigned and will discharge any and all obligations of New Hut, Hut 8, USBTC and the Depositary to the undersigned with respect to the matters contemplated by this Letter of Transmittal and the Arrangement. These representations and warranties shall survive the completion of the Arrangement. The undersigned further acknowledges receipt of the Circular.
IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED upon the terms and subject to the conditions set forth in the Plan of Arrangement and in this Letter of Transmittal, at the Arrangement Effective Time all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as of and from the Effective Date, as well as the right of the undersigned to receive any and all distributions shall have been assigned to New Hut. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of New Hut, together with appropriate documentation of transfer.
The undersigned hereby agrees to transfer, effective at the Arrangement Effective Time and pursuant to the Arrangement, all right, title and interest in the Deposited Shares and irrevocably constitutes and appoints the Depositary, each officer of New Hut and Hut 8 and any other person designated by New Hut and Hut 8 in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) deliver the Deposited Shares pursuant to the Arrangement, (b) effect the registration or recording of the transfer of such Deposited Shares on the registers of Hut 8, including its successors by amalgamation, and New Hut; and (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned.
The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Hut 8 Meeting. Other than in connection with the Hut 8 Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for in connection with the Arrangement.
The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be deemed by the Depositary to be reasonably necessary or desirable to convey the Deposited Shares and distributions contemplated by this Letter of Transmittal.
The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Hut 8 Shares deposited in connection with the Arrangement shall be determined by New Hut and Hut 8 in their sole discretion and that such determination shall be final and binding. New Hut reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. New Hut further reserves the absolute right to waive any defects or irregularities in the deposit of any Hut 8 Shares. The undersigned acknowledges that there is no duty or obligation upon Hut 8, New Hut, USBTC, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Hut 8 Shares and no liability will be incurred by any of them for failure to give any such notice.
The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary.
The undersigned acknowledges that all authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal or legal representatives, successors and assigns of the undersigned.
The undersigned acknowledges that New Hut and/or Hut 8 may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary, (iii) any of the parties to the Arrangement, (iv) legal counsel to any of the parties to the Arrangement, and (v) as otherwise required by any applicable law.
The undersigned instructs the Depositary, upon the Arrangement becoming effective, to mail the DRS statement(s) representing the Consideration Shares and any cheque(s) representing any Dividends that the undersigned is entitled to pursuant to the Arrangement in exchange for the Deposited Shares, promptly after the Arrangement Effective Time, by first class mail, postage prepaid, to the undersigned, or to hold such DRS statement(s) representing the Consideration Shares or cheque(s) representing any Dividends for pick-up, in accordance with the instructions provided in Box A and Box B below, as applicable. If neither Box A nor Box B is completed, then the DRS statement(s) representing the Consideration Shares and any cheques representing any Dividends will be issued in the name of the registered holder of the Deposited Shares and delivered to the address of the registered owner(s) of the Deposited Shares as it appears on the securities register of Hut 8. Any DRS statements representing Consideration Shares and any cheques representing any Dividends delivered in accordance with this Letter of Transmittal will be deemed delivered at the time of mailing.

The undersigned acknowledges that if the Arrangement is completed, the delivery of the Deposited Shares pursuant to this Letter of Transmittal is irrevocable. If the Arrangement is not completed or should the Arrangement not proceed, for any reason, the certificate(s) or DRS statement(s) representing the Deposited Shares and other relevant documents shall be returned as soon as possible to the undersigned in accordance with the instructions in the preceding paragraph.
It is understood that the undersigned will not receive the DRS statement(s) representing the Consideration Shares or any cheque representing any Dividends in respect of the Deposited Shares until following the Arrangement Effective Time and after certificate(s) or DRS statement(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will any interest accrue or be paid in respect of the Deposited Shares in connection with the Arrangement, including on any Dividends.
The undersigned acknowledges that New Hut, Hut 8, USBTC, the Depositary and any other Person that makes a payment under the Plan of Arrangement or Business Combination Agreement, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable or deliverable to any Person under the Plan of Arrangement or the Business Combination Agreement (including, without limitation, any payments to any Registered Hut 8 Shareholder who has duly and validly exercised Dissent Rights in respect of the Arrangement) and from all Dividends, distributions or other amounts otherwise payable to any former Registered Hut 8 Shareholder, such taxes or other amounts as New Hut, Hut 8, USBTC, the Depositary or such other Persons are or may be required, entitled or permitted to deduct and withhold with respect to such payment or delivery under any provision of the Income Tax Act (Canada), the United States Internal Revenue Code of 1986, or any other provisions of any applicable laws. To the extent that taxes or other amounts are so deducted or withheld, such deducted or withheld taxes or other amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made; provided that such deducted or withheld taxes or other amounts are actually remitted to the appropriate tax authority. The undersigned acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential income tax consequences to it of the Arrangement.
The undersigned understands and acknowledges that the Consideration Shares to be received by it pursuant to the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and are being issued in reliance on the exemption from the registration requirements provided by section 3(a)(10) of the Securities Act. The issuance of the Consideration Shares pursuant to the Arrangement shall be exempt from, or not subject to, applicable U.S. state securities, or “blue sky” laws. Upon issuance, the Consideration Shares will be transferable without restriction under the Securities Act after the completion of the Arrangement, except by persons who are “affiliates” (as such term is defined under Rule 144 of the Securities Act) of New Hut as of the time of such resale, or were “affiliates” of New Hut within 90 days prior to such time. Persons who may be deemed to be “affiliates” of an issuer generally include individuals or entities that, directly or indirectly, control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Consideration Shares by an affiliate (or former affiliate) of New Hut may be subject to the registration requirements of the Securities Act, absent an exemption therefrom, as more fully described in the Circular.
The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the Consideration Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that any action taken with respect to their securities complies with applicable securities legislation, including any resale of such securities.
By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.
This Letter of Transmittal will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

PLEASE COMPLETE THE FOLLOWING BOXES, AS APPROPRIATE.
BOX A ENTITLEMENT DELIVERY

All share entitlement payments will be issued and mailed to your existing registration unless otherwise stated. If you would like your cash or shares dispatched to a different address, please complete BOX B

☐ MAIL TO ADDRESS ON RECORD (DEFAULT)
☐ MAIL TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)
☐ HOLD FOR PICKUP AT COMPUTERSHARE TORONTO OFFICE:
Computershare Investor Services Inc. 100 University Ave, 8th Floor, Toronto ON

BOX B MAIL SHARES TO 3rd PARTY ADDRESS*:
☐ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)
(ATTENTION NAME)
(STREET NUMBER & NAME)
(CITY AND PROVINCE/STATE)
(COUNTRY AND POSTAL/ZIP CODE)
(TELEPHONE NUMBER (BUSINESS HOURS)
(SOCIAL INSURANCE/SECURITY NUMBER)
* SHARES WILL REMAIN IN THE NAME OF THE REGISTRATION

BOX C RESIDENCY DECLARATION
ALL REGISTERED HUT 8 SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.
The undersigned represents that:
☐ The beneficial owner of the Hut 8 Shares deposited herewith is a U.S. Shareholder, is acting for the account of, benefit of or on behalf of a U.S. Shareholder or has a U.S. address.

☐
The beneficial owner of the Hut 8 Shares deposited herewith is not a U.S. Shareholder, is not acting for the account of, benefit of or on behalf of a U.S. Shareholder and does not have a U.S. address.

A “U.S. Shareholder” is any Registered Hut 8 Shareholder who is either (i) providing an address in Box “A” or Box “B” that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for the United States federal income tax purposes as defined in Instruction 7 below. If you are a U.S. person or are acting on behalf of a U.S. person, then in order to avoid backup withholding of U.S. federal income tax you must provide a complete IRS Form W-9 (enclosed) below or otherwise provide certification that the U.S. person is exempt from backup withholding, as provided in the instructions (see Instruction 7). If you are not a U.S. person as defined in (ii) above, but you provide an address that is located within the United States, you must complete an appropriate Form W-8.

BOX D LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact the Depositary for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

Premium Calculation:
Number of_Lost Hut 8 Shares X CAD $0.2495 = Premium Payable $
NOTE: Payment NOT required if premium is less than $5.00
I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.
The option to replace your certificate by completing this Box D will expire on December 31, 2023. After this date, Hut 8 Shareholders must contact the Depositary for alternative replacement options.

STATEMENT OF LOST CERTIFICATES:
The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the original certificate(s), at the time of their death, was) the lawful and unconditional owner of the original certificate(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the original certificate(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this statement for the purpose of transferring or exchanging the original certificate(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the original certificate(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the original certificate(s), to completely indemnify, protect and hold harmless Hut 8 Mining Corp., Hut 8 Corp., U.S Data Mining Group, Inc., Computershare Investor Services Inc., and Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the original certificate(s) and/or the certificate(s) representing the original and/ or the transfer or exchange of the original certificate(s) represented thereby, upon the transfer, exchange or issue of the original certificate(s) and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD $0.2495 per lost Hut 8 Share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

Form W-9(Rev. October 2018)Department of the Treasury InternalRevenue ServiceRequest for TaxpayerIdentification Number and CertificationGive Form to therequester. Do notsend to the IRS.Print or typeSee Specific Instructions on page 2.1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.2 Business name/disregarded entity name, if different from above3 Check appropriate box for federal tax classification: Individual/sole proprietor C Corporation S Corporation Partnership Trust/estateor single-member LLC Limited liability company. Enter the tax classification (C=C corporation, S=S corporation,P=partnership) ____________Note. For a single-member LLC that is disregarded, do not check LLC; check theappropriate box in the line above for the tax classification of the single-member owner. Other (see instructions) _______________________________________________________4 Exemptions (codes apply only tocertain entities, not individuals;see instructions on page 3):Exempt payee code (ifany)_______Exemption from FATCAreporting code (if any)__________(Applies to accounts maintained outside of theU.S.)5 Address (number, street, and apt. or suite no.) Requester’s name and address (optional)6 City, state, and ZIP code7 List account number(s) here (optional)Part I Taxpayer Identification Number (TIN)Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 toavoid backup withholding. For individuals, this is your social security number (SSN). However,for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. Forother entities, it is your employer identification number (EIN). If you do not have a number, seeHow to get a TIN on page 3.Note. If the account is in more than one name, see the instructions for line 1 and the chart on page4 for guidelines on whose number to enter.Social security number- -orEmployer identification number-Part II CertificationUnder penalties of perjury, I certify that:1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the InternalRevenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS hasnotified me that I am no longer subject to backup withholding; and3. I am a U.S. citizen or other U.S. person (defined below); and4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholdingbecause you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgageinterest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), andgenerally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See theinstructions on page 3.SignHereSignature ofU.S. person Date General InstructionsSection references are to the Internal Revenue Code unless otherwisenoted.Future developments. Information about developments affecting FormW-9 (such as legislation enacted after we release it) is atwww.irs.gov/fw9.Purpose of FormAn individual or entity (Form W-9 requester) who is required to file aninformation return with the IRS must obtain your correct taxpayeridentification number (TIN) which may be your social security number(SSN), individual taxpayer identification number (ITIN), adoptiontaxpayer identification number (ATIN), or employer identificationnumber (EIN), to report on an information return the amount paid to you,or other amount reportable on an information return. Examples ofinformation returns include, but are not limited to, the following:• Form 1099-INT (interest earned or paid)• Form 1099-DIV (dividends, including those from stocks or mutualfunds)• Form 1098 (home mortgage interest), 1098-E (student loan interest),1098-T (tuition)• Form 1099-C (canceled debt)• Form 1099-A (acquisition or abandonment of secured property)Use Form W-9 only if you are a U.S. person (including a resident alien),to provide your correct TIN.If you do not return Form W-9 to the requester with a TIN, you mightbe subject to backup withholding. See What is backup withholding? onpage 2.By signing the filled-out form, you:1. Certify that the TIN you are giving is correct (or you are waiting fora number to be issued),2. Certify that you are not subject to backup withholding, or3. Claim exemption from backup withholding if you are a U.S. exemptpayee. If applicable, you are also certifying that as a U.S. person, yourallocable share of any partnership income from a U.S. trade or businessis not subject to the withholding tax on foreign partners' share ofeffectively connected income, and

• Form 1099-MISC (various types of income, prizes, awards, or grossproceeds)• Form 1099-B (stock or mutual fund sales and certain other transactionsby brokers)• Form 1099-S (proceeds from real estate transactions)• Form 1099-K (merchant card and third party network transactions)4. Certify that FATCA code(s) entered on this form (if any) indicatingthat you are exempt from the FATCA reporting, is correct. See What isFATCA reporting? on page 2 for further information.Note. If you are a U.S. person and a requester gives you a form otherthan Form W-9 to request your TIN, you must use the requester’s formif it is substantially similar to this Form W-9.Definition of a U.S. person. For federal tax purposes, you are considereda U.S. person if you are:• An individual who is a U.S. citizen or U.S. resident alien;• A partnership, corporation, company, or association created ororganized in the United States or under the laws of the United States;• An estate (other than a foreign estate); or• A domestic trust (as defined in Regulations section 301.7701-7).Special rules for partnerships. Partnerships that conduct a trade orbusiness in the United States are generally required to pay a withholdingtax under section 1446 on any foreign partners’ share of effectivelyconnected taxable income from such business. Further, in certain caseswhere a Form W-9 has not been received, the rules under section 1446require a partnership to presume that a partner is a foreign person, andpay the section 1446 withholding tax. Therefore, if you are a U.S. personthat is a partner in a partnership conducting a trade or business in theUnited States, provide Form W-9 to the partnership to establish your U.S.status and avoid section 1446 withholding on your share of partnershipincome.In the cases below, the following person must give Form W-9 to thepartnership for purposes of establishing its U.S. status and avoidingwithholding on its allocable share of net income from the partnershipconducting a trade or business in the United States:• In the case of a disregarded entity with a U.S. owner, the U.S. owner ofthe disregarded entity and not the entity,• In the case of a grantor trust with a U.S. grantor or other U.S. owner,generally, the U.S. grantor or other U.S. owner of the grantor trust andnot the trust, and• In the case of a U.S. trust (other than a grantor trust), the U.S. trust(other than a grantor trust) and not the beneficiaries of the trust.Foreign person. If you are a foreign person or the U.S. branch of aforeign bank that has elected to be treated as a U.S. person, do not useForm W-9. Instead, use the appropriate Form W-8 or Form 8233 (seePublication 515, Withholding of Tax on Nonresident Aliens and ForeignEntities).Nonresident alien who becomes a resident alien. Generally, only anonresident alien individual may use the terms of a tax treaty to reduceor eliminate U.S. tax on certain types of income. However, most taxtreaties contain a provision known as a “saving clause.” Exceptionsspecified in the saving clause may permit an exemption from tax tocontinue for certain types of income even after the payee has otherwisebecome a U.S. resident alien for tax purposes.If you are a U.S. resident alien who is relying on an exception containedin the saving clause of a tax treaty to claim an exemption from U.S. taxon certain types of income, you must attach a statement to Form W-9 thatspecifies the following five items:1. The treaty country. Generally, this must be the same treaty underwhich you claimed exemption from tax as a nonresident alien.2. The treaty article addressing the income.3. The article number (or location) in the tax treaty that contains thesaving clause and its exceptions.4. The type and amount of income that qualifies for the exemption fromtax.5. Sufficient facts to justify the exemption from tax under the terms ofthe treaty article.Example. Article 20 of the U.S.-China income tax treaty allows anexemption from tax for scholarship income received by a Chinese studenttemporarily present in the United States. Under U.S. law, this student willbecome a resident alien for tax purposes if his or her stay in the UnitedStates exceeds 5 calendar years. However, paragraph 2 of the firstProtocol to the U.S.-China treaty (dated April 30, 1984) allows theprovisions of Article 20 to continue to apply even after the Chinesestudent becomes a resident alien of the United States. A Chinese studentwho qualifies for this exception (under paragraph 2 of the first protocol)and is relying on this exception to claim an exemption from tax on his orinterest, dividends, broker and barter exchange transactions, rents,royalties, nonemployee pay, payments made in settlement of paymentcard and third party network transactions, and certain payments fromfishing boat operators. Real estate transactions are not subject to backupwithholding.You will not be subject to backup withholding on payments you receiveif you give the requester your correct TIN, make the propercertifications, and report all your taxable interest and dividends on yourtax return.Payments you receive will be subject to backup withholding if:1. You do not furnish your TIN to the requester,2. You do not certify your TIN when required (see the Part IIinstructions on page 3 for details),3. The IRS tells the requester that you furnished an incorrect TIN,4. The IRS tells you that you are subject to backup withholding becauseyou did not report all your interest and dividends on your tax return (forreportable interest and dividends only), or5. You do not certify to the requester that you are not subject to backupwithholding under 4 above (for reportable interest and dividend accountsopened after 1983 only).Certain payees and payments are exempt from backup withholding.See Exempt payee code on page 3 and the separate Instructions for theRequester of Form W-9 for more information.Also see Special rules for partnerships above.What is FATCA reporting?The Foreign Account Tax Compliance Act (FATCA) requires aparticipating foreign financial institution to report all United Statesaccount holders that are specified United States persons. Certain payeesare exempt from FATCA reporting. See Exemption from FATCAreporting code on page 3 and the Instructions for the Requester of FormW-9 for more information.Updating Your InformationYou must provide updated information to any person to whom youclaimed to be an exempt payee if you are no longer an exempt payee andanticipate receiving reportable payments in the future from this person.For example, you may need to provide updated information if you are aC corporation that elects to be an S corporation, or if you no longer aretax exempt. In addition, you must furnish a new Form W-9 if the nameor TIN changes for the account, for example, if the grantor of a grantortrust dies.PenaltiesFailure to furnish TIN. If you fail to furnish your correct TIN to arequester, you are subject to a penalty of $50 for each such failure unlessyour failure is due to reasonable cause and not to willful neglect.Civil penalty for false information with respect to withholding. Ifyou make a false statement with no reasonable basis that results in nobackup withholding, you are subject to a $500 penalty.Criminal penalty for falsifying information. Willfully falsifyingcertifications or affirmations may subject you to criminal penaltiesincluding fines and/or imprisonment.Misuse of TINs. If the requester discloses or uses TINs in violation offederal law, the requester may be subject to civil and criminal penalties.Specific InstructionsLine 1You must enter one of the following on this line; do not leave this lineblank. The name should match the name on your tax return.If this Form W-9 is for a joint account, list first, and then circle, thename of the person or entity whose number you entered in Part I of FormW-9.a. Individual. Generally, enter the name shown on your tax return. Ifyou have changed your last name without informing the Social SecurityAdministration (SSA) of the name change, enter your first name, the lastname as shown on your social security card, and your new last name.Note. ITIN applicant: Enter your individual name as it was entered onyour Form W-7 application, line 1a. This should also be the same as thename you entered on the Form 1040/1040A/1040EZ you filed with your her scholarship or fellowship income would attach to Form W-9 astatement that includes the information described above to support thatexemption.If you are a nonresident alien or a foreign entity, give the requester theappropriate completed Form W-8 or Form 8233.Backup WithholdingWhat is backup withholding? Persons making certain payments to youmust under certain conditions withhold and pay to the IRS 24% ofsuch payments. This is called “backup withholding.” Payments thatmay be subject to backup withholding include interest, tax-exemptapplication.b. Sole proprietor or single-member LLC. Enter your individualname as shown on your 1040/1040A/1040EZ on line 1. You may enteryour business, trade, or “doing business as” (DBA) name on line 2.c. Partnership, LLC that is not a single-member LLC, CCorporation, or S Corporation. Enter the entity's name as shown onthe entity's tax return on line 1 and any business, trade, or DBA name online 2.d. Other entities. Enter your name as shown on required U.S. federal taxdocuments on line 1. This name should match the name shown on thecharter or other legal document creating the entity. You may enter anybusiness, trade, or DBA name on line 2.e. Disregarded entity. For U.S. federal tax purposes, an entity that isdisregarded as an entity separate from its owner is treated as a“disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii).Enter the owner's name on line 1. The name of the entity entered on line1 should never be a disregarded entity. The name on line 1 should be thename shown on the income tax return on which the income should bereported. For example, if a foreign LLC that is treated as a disregardedentity for U.S. federal tax purposes has a single owner that is a U.S.person, the U.S. owner's name is required to be provided on line 1. If thedirect owner of the entity is also a disregarded entity, enter the first ownerthat is not disregarded for federal tax purposes. Enter the disregardedentity's name on line 2, “Business name/disregarded entity name.” If theowner of the disregarded entity is a foreign person, the owner mustcomplete an appropriate Form W-8 instead of a Form W-9. This is thecase even if the foreign person has a U.S. TIN.Line 2If you have a business name, trade name, DBA name, or disregardedentity name, you may enter it on line 2.Line 3Check the appropriate box in line 3 for the U.S. federal tax classificationof the person whose name is entered on line 1. Check only one box inline 3.Limited Liability Company (LLC). If the name on line 1 is an LLCtreated as a partnership for U.S. federal tax purposes, check the “LimitedLiability Company” box and enter “P” in the space provided. If the LLChas filed Form 8832 or 2553 to be taxed as a corporation, check the“Limited Liability Company” box and in the space provided enter “C”for C corporation or “S” for S corporation. If it is a single-member LLCthat is a disregarded entity, do not check the “Limited LiabilityCompany” box; instead check the first box in line 3 “Individual/soleproprietor or single-member LLC.”Line 4ExemptionsIf you are exempt from backup withholding and/or FATCA reporting,enter in the appropriate space in line 4 any code(s) that may apply to you.Exempt payee code. Generally, individuals (including sole proprietors)are not exempt from backup withholding.• Except as provided below, corporations are exempt from backupwithholding for certain payments, including interest and dividends.• Corporations are not exempt from backup withholding for paymentsmade in settlement of payment card or third party network transactions.• Corporations are not exempt from backup withholding with respect toattorneys' fees or gross proceeds paid to attorneys, and corporations thatprovide medical or health care services are not exempt with respect topayments reportable on Form 1099-MISC.The following codes identify payees that are exempt from backupwithholding. Enter the appropriate code in the space in line 4.1—An organization exempt from tax under section 501(a), any IRA, ora custodial account under section 403(b)(7) if the account satisfies therequirements of section 401(f)(2)2—The United States or any of its agencies or instrumentalities3—A state, the District of Columbia, a U.S. commonwealth orpossession, or any of their political subdivisions or instrumentalities4—A foreign government or any of its political subdivisions, agencies,or instrumentalities5—A corporation6—A dealer in securities or commodities required to register in theUnited States, the District of Columbia, or a U.S. commonwealth orabove, 1 through 13.IF the payment is for . . . THEN the payment is exemptfor . . .Interest and dividend payments All exempt payees except for 7Broker transactions Exempt payees 1 through 4 and 6through 11 and all C corporations.S corporations must not enter anexempt payee code because theyare exempt only for sales ofnoncovered securities acquiredprior to 2012.Barter exchange transactions andpatronage dividendsExempt payees 1 through 4Payments over $600 required tobe reported and direct sales over$5,0001Generally, exempt payees 1through 52Payments made in settlement ofpayment card or third partynetwork transactionsExempt payees 1 through 41 See Form 1099-MISC, Miscellaneous Income, and its instructions.2 However, the following payments made to a corporation andreportable on Form 1099-MISC are not exempt from backupwithholding: medical and health care payments, attorneys' fees, grossproceeds paid to an attorney reportable under section 6045(f), andpayments for services paid by a federal executive agency.Exemption from FATCA reporting code. The following codesidentify payees that are exempt from reporting under FATCA. Thesecodes apply to persons submitting this form for accounts maintainedoutside of the United States by certain foreign financial institutions.Therefore, if you are only submitting this form for an account you holdin the United States, you may leave this field blank. Consult with theperson requesting this form if you are uncertain if the financialinstitution is subject to these requirements. A requester may indicate thata code is not required by providing you with a Form W-9 with “NotApplicable” (or any similar indication) written or printed on the line fora FATCA exemption code.A—An organization exempt from tax under section 501(a) or anyindividual retirement plan as defined in section 7701(a)(37)B—The United States or any of its agencies or instrumentalitiesC—A state, the District of Columbia, a U.S. commonwealth orpossession, or any of their political subdivisions or instrumentalitiesD—A corporation the stock of which is regularly traded on one or moreestablished securities markets, as described in Regulations section1.1472-1(c)(1)(i)E—A corporation that is a member of the same expanded affiliatedgroup as a corporation described in Regulations section 1.1472-1(c)(1)(i)F—A dealer in securities, commodities, or derivative financialinstruments (including notional principal contracts, futures, forwards,and options) that is registered as such under the laws of the United Statesor any stateG—A real estate investment trustH—A regulated investment company as defined in section 851 or anentity registered at all times during the tax year under the InvestmentCompany Act of 1940I—A common trust fund as defined in section 584(a)J—A bank as defined in section 581K—A broker23-22932-

possession7—A futures commission merchant registered with the CommodityFutures Trading Commission8—A real estate investment trust9—An entity registered at all times during the tax year under theInvestment Company Act of 194010—A common trust fund operated by a bank under section 584(a)11—A financial institution12—A middleman known in the investment community as a nominee orcustodian13—A trust exempt from tax under section 664 or described in section4947The following chart shows types of payments that may be exempt frombackup withholding. The chart applies to the exempt payees listedL—A trust exempt from tax under section 664 or described in section4947(a)(1)M—A tax exempt trust under a section 403(b) plan or section 457(g)planNote. You may wish to consult with the financial institution requestingthis form to determine whether the FATCA code and/or exempt payeecode should be completed.Line 5Enter your address (number, street, and apartment or suite number). Thisis where the requester of this Form W-9 will mail your informationreturns.Line 6Enter your city, state, and ZIP code.Part I. Taxpayer Identification Number (TIN)Enter your TIN in the appropriate box. If you are a resident alien andyou do not have and are not eligible to get an SSN, your TIN is your IRSindividual taxpayer identification number (ITIN). Enter it in the socialsecurity number box. If you do not have an ITIN, see How to get a TINbelow.If you are a sole proprietor and you have an EIN, you may enter eitheryour SSN or EIN. However, the IRS prefers that you use your SSN.If you are a single-member LLC that is disregarded as an entity separatefrom its owner (see Limited Liability Company (LLC) on this page),enter the owner’s SSN (or EIN, if the owner has one). Do not enter thedisregarded entity’s EIN. If the LLC is classified as a corporation orpartnership, enter the entity’s EIN.Note. See the chart on page 4 for further clarification of name and TINcombinations.How to get a TIN. If you do not have a TIN, apply for one immediately.To apply for an SSN, get Form SS-5, Application for a Social SecurityCard, from your local SSA office or get this form online at www.ssa.gov.You may also get this form by calling 1-800-772-1213. Use Form W-7,Application for IRS Individual Taxpayer Identification Number, to applyfor an ITIN, or Form SS-4, Application for Employer IdentificationNumber, to apply for an EIN. You can apply for an EIN online byaccessing the IRS website at www.irs.gov/businesses and clicking onEmployer Identification Number (EIN) under Starting a Business. Youcan get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or bycalling 1-800-TAX-FORM (1-800-829-3676).If you are asked to complete Form W-9 but do not have a TIN, applyfor a TIN and write “Applied For” in the space for the TIN, sign and datethe form, and give it to the requester. For interest and dividend payments,and certain payments made with respect to readily tradable instruments,generally you will have 60 days to get a TIN and give it to the requesterbefore you are subject to backup withholding on payments. The 60-dayrule does not apply to other types of payments. You will be subject tobackup withholding on all such payments until you provide your TIN tothe requester.Note. Entering “Applied For” means that you have already applied for aTIN or that you intend to apply for one soon.Caution: A disregarded U.S. entity that has a foreign owner must usethe appropriate Form W-8.Part II. CertificationTo establish to the withholding agent that you are a U.S. person, orresident alien, sign Form W-9. You may be requested to sign by thewithholding agent even if items 1, 4, or 5 below indicate otherwise.For a joint account, only the person whose TIN is shown in Part I shouldsign (when required). In the case of a disregarded entity, the personidentified on line 1 must sign. Exempt payees, see Exempt payee codeearlier.Signature requirements. Complete the certification as indicated inWhat Name and Number To Give the RequesterFor this type of account: Give name and SSN of:1. Individual2. Two or more individuals (jointaccount)3. Custodian account of a minor(Uniform Gift to Minors Act)4. a. The usual revocable savingstrust (grantor is also trustee)b. So-called trust account thatis not a legal or valid trustunder state law5. Sole proprietorship ordisregarded entity owned by anindividual6. Grantor trust filing underOptional Form 1099 FilingMethod 1 (see Regulationsection 1.671-4(b)(2)(i)(A))The individualThe actual owner of the accountor, if combined funds, the firstindividual on the account 1The minor 2The grantor-trustee 1The actual owner 1The owner 3The grantor*For this type of account: Give name and EIN of:7. Disregarded entity not ownedby an individual8. A valid trust, estate, or pensiontrust9. Corporation or LLC electingcorporate status on Form 8832or Form 255310. Association, club, religious,charitable, educational, orother tax-exemptorganization11. Partnership or multi-memberLLC12. A broker or registerednominee13. Account with the Departmentof Agriculture in the name ofa public entity (such as a stateor local government, schooldistrict, or prison) thatreceives agricultural programpayments14. Grantor trust filing under theForm 1041 Filing Method orthe Optional Form 1099Filing Method 2 (seeRegulation section 1.671-The ownerLegal entity 4The corporationThe organizationThe partnershipThe broker or nomineeThe public entityThe trust items 1 through 5 below.1. Interest, dividend, and barter exchange accounts opened before1984 and broker accounts considered active during 1983. You mustgive your correct TIN, but you do not have to sign the certification.2. Interest, dividend, broker, and barter exchange accounts openedafter 1983 and broker accounts considered inactive during 1983. Youmust sign the certification or backup withholding will apply. If you aresubject to backup withholding and you are merely providing your correctTIN to the requester, you must cross out item 2 in the certification beforesigning the form.3. Real estate transactions. You must sign the certification. You maycross out item 2 of the certification.4. Other payments. You must give your correct TIN, but you do nothave to sign the certification unless you have been notified that you havepreviously given an incorrect TIN. “Other payments” include paymentsmade in the course of the requester’s trade or business for rents, royalties,goods (other than bills for merchandise), medical and health care services(including payments to corporations), payments to a nonemployee forservices, payments made in settlement of payment card and third partynetwork transactions, payments to certain fishing boat crew members andfishermen, and gross proceeds paid to attorneys (including payments tocorporations).5. Mortgage interest paid by you, acquisition or abandonment ofsecured property, cancellation of debt, qualified tuition programpayments (under section 529), IRA, Coverdell ESA, Archer MSA orHSA contributions or distributions, and pension distributions. Youmust give your correct TIN, but you do not have to sign the certification.4(b)(2)(i)(B))1 List first and circle the name of the person whose number you furnish.If only one person on a joint account has an SSN, that person’s numbermust be furnished.2 Circle the minor’s name and furnish the minor’s SSN.3 You must show your individual name and you may also enter yourbusiness or “DBA” name on the “Business name/disregarded entity”name line. You may use either your SSN or EIN (if you have one), butthe IRS encourages you to use your SSN.4 List first and circle the name of the trust, estate, or pension trust. (Donot furnish the TIN of the personal representative or trustee unless thelegal entity itself is not designated in the account title.) Also see Specialrules for partnerships on page 1.*Note. Grantor also must provide a Form W-9 to trustee of trust.Note. If no name is circled when more than one name is listed, thenumber will be considered to be that of the first name listed.Secure Your Tax Records from Identity TheftIdentity theft occurs when someone uses your personal information suchas your name, social security number (SSN), or other identifyinginformation, without your permission, to commit fraud or other crimes.An identity thief may use your SSN to get a job or may file a tax returnusing your SSN to receive a refund.To reduce your risk:• Protect your SSN,• Ensure your employer is protecting your SSN, and• Be careful when choosing a tax preparer.If your tax records are affected by identity theft and you receive a noticefrom the IRS, respond right away to the name and phonenumber printed on the IRS notice or letter.If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable creditcard activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have notbeen resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAStoll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimatebusiness emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in anattempt to scam the user into surrendering private information that will be used for identity theft.The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or asktaxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRSname, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspiciousemails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).Visit IRS.gov to learn more about identity theft and how to reduce your risk.Privacy Act NoticeSection 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to fileinformation returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition orabandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting thisform uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this informationinclude giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealthsand possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state

- 14 -agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide yourTIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest,dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false orfraudulent information.

SHAREHOLDER SIGNATURE(S)
Signature guaranteed by
(if required under Instruction 3)

Authorized Signature

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)

Telephone Number
Dated:

Signature of Shareholder or authorized representative
(see Instructions 2 and 4)

Signature of any joint shareholder

Name of Shareholder (please print or type)

Name of authorized representative (please print or type)

Name of any joint shareholder (please print or type)

Address (please print or type)

Telephone Number of Shareholder or authorized representative
(please print or type)

Social Insurance Number or Taxpayer Identification Number
(please print or type)

INSTRUCTIONS
1.
Use of Letter of Transmittal

Registered Hut 8 Shareholders should read the accompanying Circular before completing this Letter of Transmittal. This Letter of Transmittal, duly completed and signed, together with any accompanying certificate(s) or DRS statement(s) representing the Hut 8 Shares and all other required documents must be sent or delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal. In order to receive the Consideration Shares under the Arrangement for the Deposited Shares, as well as any cheque(s) representing any Dividends, it is recommended that the foregoing documents be received by the Depositary at the address set out on the back of this Letter of Transmittal as soon as possible. The method used to deliver this Letter of Transmittal and any accompanying certificate(s) or DRS statement(s) representing Hut 8 Shares and all other required documents is at the option and risk of the Hut 8 Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. New Hut and Hut 8 recommend that the necessary documentation be hand delivered to the Depositary at its office specified on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Delivery to an address other than to the specified address set forth herein does not constitute delivery for this purpose. A Beneficial Hut 8 Shareholder whose Hut 8 Shares are registered in the name of an Intermediary should contact that Intermediary for assistance in depositing those Hut 8 Shares. New Hut reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompany documents received by it. If the DRS statement(s) representing the Consideration Shares and the cheque representing any Dividends are to be issued in the name of a person other than the person(s) signing this Letter of Transmittal, or if the DRS statement(s) representing the Consideration Shares and the cheque representing any Dividends is to be mailed to someone other than the person(s) signing this Letter of Transmittal or the person(s) signing this Letter of Transmittal at an address other than that which appears on the securities register of Hut 8, the appropriate boxes on this Letter of Transmittal should be completed.
2.
Signatures

This Letter of Transmittal must be filled in and signed by the Registered Hut 8 Shareholder described above or by such holder’s duly authorized representative (in accordance with Instruction 4).
(a)
If this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares, such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) or DRS statement(s) representing the Deposited Shares without any change whatsoever, and the certificate(s) or DRS statement(s) representing the Deposited Shares need not be endorsed. If such deposited certificate(s) or DRS statement(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)
Subject to Instruction 4, if this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares or if the DRS statement(s) representing Consideration Shares are to be issued to a person other than the registered owner(s) of the Deposited Shares:

(i)
such certificate(s) or DRS statement(s) representing the Deposited Shares must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s) of the Deposited Shares; and

(ii)
the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) of the Deposited Shares as registered or as appearing on the certificate(s) or DRS statement(s) representing the Deposited Shares and must be guaranteed as noted in Instruction 3 below.

(c)
If any of the Deposited Shares are registered in different names on several certificates or DRS statements, as applicable, it will be necessary to complete, sign and submit as many separate Letter of Transmittal as there are different registrations of such Deposited Shares.

3.
Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares surrendered herewith. Subject to Instruction 4, if this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the Consideration Shares are to be issued in the name of a person other than the registered owner(s) of the Deposited Shares as shown on the registers of Hut 8, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary and New Hut (except that no guarantee is required if the signature is that of an Eligible Institution).
An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.
Signed by a Representative

If this Letter of Transmittal or any share transfer power(s) of attorney is signed by a person acting in a representative capacity, such as (a) an executor, administrator, trustee or guardian, or (b) on behalf of a corporation, partnership, or association, then in each case such signature must be accompanied by satisfactory evidence of the authority to act, or in some other manner satisfactory to the Depositary and New Hut (except that no guarantee is required if the signature is that of an Eligible Institution). Either New Hut, Hut 8 or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.
5.
Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates or DRS statements, as applicable, for Deposited Shares, additional certificate numbers or DRS account numbers, as applicable, and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)
If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)
No alternative, conditional or contingent deposits of Hut 8 Shares will be accepted and no fractional Consideration Shares will be issued. The number of Consideration Shares to be issued to Hut 8 Shareholders under the Arrangement will be rounded down to the nearest whole Consideration Share in the event that any Hut 8 Shareholder is otherwise entitled to a fractional share representing less than a whole Consideration Share without any compensation therefor.

(d)
This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein. The holder of the Deposited Shares that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia and the courts of appeal therefrom.

(e)
Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below. Before completing this Letter of Transmittal, you are urged to read the accompanying Circular and discuss any questions with your financial, legal and/or tax advisors.

(f)
Under no circumstances will interest accrue or be paid on the Consideration Shares or any Dividends payable in respect of the Deposited Shares.

(g)
Any representation made by a Hut 8 Shareholder in this Letter of Transmittal will survive the Arrangement Effective Time of the Arrangement.

6.
Lost Certificates

This section does not apply to DRS statements. If, prior to the Arrangement Effective Time, any certificate(s) that immediately prior to the Arrangement Effective Time represented one or more outstanding Hut 8 Shares has been lost, stolen or destroyed, you are instructed to contact the transfer agent and registrar for the Hut 8 Shares to obtain a replacement certificate representing such shares. If, following the Arrangement Effective Time:
Option #1:   If a certificate that immediately prior to the Arrangement Effective Time represented one or more Hut 8 Shares that were transferred to New Hut pursuant to the Arrangement has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements in order to receive payment of the Consideration Shares and, if applicable, any Dividends that such Hut 8 Shareholder is entitled to receive in accordance with the Plan of Arrangement. As a condition precedent to the delivery of the Consideration Shares, the Registered Hut 8 Shareholder shall give a bond satisfactory to New Hut and the Depositary in such sum as New Hut may direct, or otherwise indemnify Hut 8, New Hut and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.
Option #2:   Alternatively, Registered Hut 8 Shareholders who have lost, stolen, or destroyed a certificate(s) that immediately prior to the Arrangement Effective Time represented one or more Hut 8 Shares that were transferred to New Hut pursuant to the Arrangement may participate in the Depositary’s blanket bond program with Aviva Insurance Company of Canada by completing BOX D above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.
If a certificate representing the Hut 8 Shares has been lost, stolen or destroyed, either of the foregoing actions must be taken sufficiently in advance of the second anniversary of the Effective Date in order to satisfy the replacement requirements in sufficient time to permit the Hut 8 Shares to be deposited with the Depositary at or prior to the second anniversary of the Effective Date.

7.
Status as a “U.S. person” and Form W-9 — U.S. Shareholders

For purposes of this Letter of Transmittal, you are a “U.S. person” or a “U.S. holder” if you are (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity taxable as a corporation) created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or (e) a partnership, limited liability company or other entity classified as a partnership for United States federal income tax purposes that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia.
In order to avoid “backup withholding” of United States income tax on payments made on the Consideration Shares, a shareholder that is a U.S. holder must generally provide the person’s correct taxpayer identification number (“TIN”) on the Substitute Form W-9 above and certify, under penalties of perjury, that such number is correct, that such shareholder is not subject to backup withholding, and that such shareholder is a U.S. person (including a U.S. resident alien). If the correct TIN is not provided or if any other information is not correctly provided, payments made with respect to the Consideration Shares may be subject to backup withholding of 24%.
Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the Internal Revenue Service (“IRS”).
Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. A shareholder that is a U.S. holder should consult his or her tax advisor as to the shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.
The TIN for an individual United States citizen or resident is the individual’s social security number.
The “Awaiting TIN” box of the substitute Form W-9 may be checked if a shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the “Awaiting TIN” box is checked, the shareholder that is a U.S. holder must also complete the Certificate of Awaiting Taxpayer Identification Number found below the Substitute Form W-9 in order to avoid backup withholding. If a shareholder that is a U.S. holder completes the Certificate of Awaiting Taxpayer Identification Number but does not provide a TIN within 60 days, such shareholder will be subject to backup withholding at a rate of 24% until a TIN is provided.
Failure to furnish TIN — If you fail to furnish your correct TIN, you are subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
Non-U.S. holders receiving payments in the U.S. should return a completed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate IRS Form W-8, as applicable, a copy of which is available from the Depositary upon request or from the IRS website (www.irs.gov).
8.
Direct Registration System

Consideration Shares to be issued pursuant to the Arrangement will be issued in the Direct Registration System, or DRS. The DRS is a system that allows you to hold your Consideration Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your Consideration Shares will be held in your name and registered electronically in New Hut’s records, which will be maintained by its transfer agent, Computershare Investor Services Inc. (“Computershare Services”). The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen or destroyed and it permits/enables electronic share transactions.
Upon completion of the Arrangement you will receive an initial DRS statement acknowledging the number of Consideration Shares you hold in your DRS account. Each time you have any movement of Consideration Shares into or out of your DRS account, you will be mailed an updated DRS statement. You may request a DRS statement at any time by contacting Computershare Services.
Following receipt of the DRS statement representing your Consideration Shares, you may request a share certificate for all or a portion of the Consideration Shares held in your DRS account. Simply contact Computershare Services with your request. A share certificate for the requested number of Consideration Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.
9.
Privacy Notice

The Depositary is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. The Depositary may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Depositary will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

The Depositary for the Arrangement is:
COMPUTERSHARE INVESTOR SERVICES INC.
By Hand or by Courier
100 University Avenue, 8th Floor, North Tower
Toronto, Ontario
M5J 2Y1
By Mail
P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions
For Inquiries Only:
Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com
Delivery of this Letter of Transmittal to an address other than as set forth above does not constitute a valid delivery.